Exhibit 21.1

Subsidiaries of H&E Equipment Services, Inc.

Name	Jurisdiction of Incorporation
GNE Investments, Inc.	Washington
Great Northern Equipment, Inc.	Montana
H&E California Holding, Inc.	California
H&E Equipment Services (California), LLC	Delaware
H&E Equipment Services (Mid-Atlantic), Inc.	Virginia
H&E Finance Corp.	Delaware